Exhibit (g)(iii)

REYNOLDS FUNDS, INC.
AMENDMENT TO THE CUSTODY AGREEMENT

        THIS AMENDMENT dated as of this 21st day of December, 2006, to the Custody Agreement, dated as of December 10, 2003, as amended effective July 1, 2005 and March 2, 2006 (the “Custody Agreement”), is entered by and between Reynolds Funds, Inc., a Maryland corporation (the “Corporation”) and U.S. Bank, N.A., a national banking association (the “Custodian”).

RECITALS

        WHEREAS, the parties have entered into a Custody Agreement; and

        WHEREAS, the parties desire to amend said Custody Agreement; and

WHEREAS, Article XIV, Section 14.4 of the Agreement allows for its amendment by a written instrument executed by both parties.

        NOW, THEREFORE, the parties agree as follows:

Section 1.14, “Written Instructions”, of the Custody Agreement is hereby superseded and replaced with the following:

1.14 “Written Instructions” shall mean (i) written communications actually received by the Custodian and signed by any Authorized Person, (ii) communications by telex or any other such system from one or more persons reasonably believed by the Custodian to be Authorized Persons, or (iii) communications between electro-mechanical or electronic devices provided that the use of such devices and the procedures for the use thereof shall have been approved by resolutions of the Board of Directors, a copy of which, certified by an Officer, shall have been delivered to the Custodian.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

        IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

REYNOLDS FUNDS, INC.	U.S. BANK, N.A.
By: /s/ Frederick Reynolds	By: /s/ Joe D. Redwine
Printed Name: Frederick Reynolds	Printed Name: Joe D. Redwine
Title:President	Title: Senior Vice President